Exhibit 99.3

Archer Limited (ARCHER) Second Quarter 2011 Results 2011 2Q Results
 24|08|2011

Second Quarter Highlights

•	Second quarter revenue of $ 459.9 million

•	Second quarter EBITDA of $ 68.8 million. Non GAAP operating EBITDA at $ 75.3 million, excluding $ 4.1 million of merger related costs and $ 2.3 million stock based compensation

•	Net income for the quarter of $ 1.3 million including $ 4.1 million of merger related costs

•	Net interest bearing debt at the end of the second quarter 2011 at $ 630.5 million

Archer’s President and CEO, Jorgen P. Rasmussen, comments: “We are pleased to report growth in both revenue and EBITDA in the 2nd quarter.  Our outlook for the business is positive for the remainder of 2011 and 2012, assuming the oil price remains at current levels.  After todays close of the Great White acquisition, we look forward to welcome the employees into the Archer organization.  It is our intention to continue our strong focus on integrating acquired companies as well as increasing shareholder value further by executing our organic and inorganic growth strategy.”

In connection with the earnings release, a conference call/webcast will be held at 3PM BST (4PM CEST) on Wednesday August 24, 2011 by Jorgen Peter Rasmussen, President and Chief Executive Officer, Thorleif Egeli, Chief Operating Officer and EVP, Christoph Bausch, Chief Financial Officer and EVP, and Lars Bethuelsen, Senior Vice President M&A and IR.

For information on how to attend the webcast, detailed information is found on our webpage;
http://www.archerwell.com/page/48/webcast.htm

Questions should be directed to:
Jorgen Peter Rasmussen, Chief Executive Officer
Christoph Bausch, Chief Financial Officer
Thorleif Egeli, Chief Operating Officer
Lars Bethuelsen, Senior Vice-President, M&A and Investor Relations

This information is subject of the disclosure requirements acc. To §5-12 vphl (Norwegian Securities Trading Act)